VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re:    Clarus Corporation

To Whom It May Concern:

On behalf of Brown Advisory Incorporated and certain of its affiliates, enclosed please find Amendment No. 4 to the
Schedule 13G Amendment No. 3 filed on February 05, 2021.

Please feel free to contact me at (443) 873-5209.

I can also be reached by e-mail at jcoleman@brownadvisory.com.


Very truly yours,

/s/ Julie Coleman